SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from ____ to _____
Commission File Number___________

MIDAS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
(For Title of the Plan)

MIDAS, INC.
1300 Arlington Heights Road
Itasca, Illinois 60143

(Name of issuer of the securities held pursuant to the
Plan and address of its principal executive offices)

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Midas Retirement Savings Plan for Hourly Employees

By: [signature]

Name: Ben Parma
Title: Vice President, Human Resources
Midas, Inc.

Date: July 14, 2008

FINANCIAL STATEMENTS AND AUDITOR'S REPORT MIDAS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES DECEMBER 31, 2007 AND 2006

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

To the Administrative Committee of the
Midas Retirement Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Midas Retirement Savings Plan for Hourly Employees (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B to the financial statements, the financial statements were prepared on a modified basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, on the basis of accounting described in Note B.

Grant Thornton

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2007 and of delinquent participant contributions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
July 10, 2008

Midas Retirement Savings Plan for Hourly Employees
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - Modified Cash Basis
December 31, 2007 and 2006

	2007	2006
Assets		
Investments, at fair value:		
Investments (see notes B and C)	$1,984,005	$1,802,624
Participant notes receivables	3,133	3,874
Net assets available for benefits at fair value	1,987,138	1,806,498
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts (see note B)	1,029	5,168
NET ASSETS AVAILABLE FOR BENEFITS	$1,988,167	$1,811,666

The accompanying notes are an integral part of these statements.

Midas Retirement Savings Plan for Hourly Employees
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - Modified Cash Basis
Year ended December 31, 2007

Additions	
Contributions	
Participant	$ 123,556
Employer	33,699
Rollovers	35,401
Total contributions	192,656
Investment income	
Net appreciation in fair value of investments	38,305
Interest and dividends	46,571
Net investment income	84,876
Total additions to net assets	277,532
Deductions	
Benefits paid to participants	100,956
Other expenses	75
Total deductions from net assets	101,031
NET INCREASE IN NET ASSETS	176,501
Net assets available for benefits	
Beginning of year	1,811,666
End of year	$ 1,988,167

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Midas Retirement Savings Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering hourly employees of Midas International Corporation (the "Company") who have completed two months of employment. As of January 1, 2007, employees must complete 90 days of employment to be eligible to participant in the Plan. Participants are eligible to receive matching contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investment Options

Upon enrollment in the Plan, participants are allowed to invest in a variety of investment choices as more fully described in the Plan's literature. Participants may change their investment options at any time.

Contributions

Eligible participants can elect to make contributions to the Plan by means of a salary deferral agreement in any amount between 1% and 20% of pre-tax compensation, not to exceed various limitations as defined by the Plan or the maximum allowed by the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants age 50 or older may also make catch-up contributions to the Plan. The Company makes a matching contribution of a percentage of eligible compensation that a participant contributes to the Plan depending on participants' location. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, Company matching contributions and allocations of the Company's discretionary contribution, if any, and Plan earnings, and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Vesting

Participants are immediately vested in all portions of their accounts.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of time up to a maximum of 15 years, in the form of an immediate or deferred annuity. Distributions may also be made in cases of financial hardship.

Participant Notes Receivables

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Participants may only have one loan outstanding at any time. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate of interest in effect on Monday of the week the loan is requested. Principal and interest are paid ratably through payroll deductions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis, contribution revenues are recorded when received rather than when earned.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Companies Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Accounting - Continued

under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation

The Plan's investments are stated at fair value. The Plan's investments in shares of registered investment companies and common stock are valued at quoted market prices. The fair value of the collective trust is determined based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded when received.

Net Appreciation/(Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation/(depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

All major administrative expenses of the Plan are paid by the Company at the Company's discretion.

Payment of Benefits

Benefit payments are recorded when paid.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006, are as follows:

	2007	2006
Diversified Investment Advisors Stable Pooled Fund *	$295,518	$ -
Diversified Investment Advisors Stock Index Fund	261,745	254,334
American Funds EuroPacific Growth Fund	147,564	105,266
Nations Bank Columbia Life Goal Balanced Growth Fund Z	126,083	116,637
Nations Bank Columbia Life Goal Growth Fund	281,982	246,516
Nations Bank Columbia Large Cap Enhanced Core Fund Z	259,666	236,075
Nations Bank Columbia Mid Cap Index Fund	168,183	166,164
Bank of America Stable Value Mirror Fund *	-	277,327
Midas International Stock Fund	n/a	96,225

* Contract value of the Diversified Investment Advisors Stable Pooled Fund is $296,547 at December 31, 2007 and the contract value of the Bank of America Stable Value Mirror Fund is $282,495 at December 31, 2006.

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ 61,923
Common stock	(35,217)
Collective trust	11,599
Net appreciation	$38,305

NOTE D - RELATED-PARTY TRANSACTIONS

The Plan invests in Diversified Investment Advisor funds and holds a cash reserve account with State Street Bank and Trust Company ("SSBT"). Diversified Investment Advisors is the record keeper as defined by the Plan and SSBT is the Plan's trustee, and, therefore, these transactions qualify as party-in-interest transactions. A portion of the Plan's assets is invested in common stock of the Company.

NOTE D - RELATED-PARTY TRANSACTIONS - Continued

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Certain other administrative expenses are paid by the Company on behalf of the Plan.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by terms of the Plan.

NOTE F - TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company, by a letter dated June 29, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

NOTE G – RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect particpants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE H – DELINQUENT PARTICIPANT CONTRIBUTIONS

During the Plan year ended December 31, 2006, there were deemed loans made to the Company when participant contributions were not remitted to the trust on a timely basis. The Company remitted the contributions to the trust in 2007 and repaid the Plan for interest incurred on the deemed loans.

These transactions are detailed on the schedule of delinquent participant contributions in the accompanying supplemental schedule.

NOTE I – RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$1,988,167	$1,811,666
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,029)	(5,168)
Net assets available for benefits per the Form 5500	$1,987,138	$1,806,498

The following is a reconciliation of net increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2007

	2007
Net increase in net assets per the financial statements	$176,501
2006 adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	5,168
2007 adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,029)
Net increase in net assets per the Form 5500	$180,640

Investments in collective trusts are required to be reported at fair value on the Form 5500.

SUPPLEMENTAL SCHEDULES

Midas Retirement Savings Plan for Hourly Employees
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Identity of party involved/ description of asset	Cost (a)	Current value
Cash Reserve Account		
*State Street Bank & Trust Company Cash Reserve Account		$ 444
Common stock		
*Midas International Stock Fund		67,899
Collective trust		
*Diversified Investment Advisors Stable Pooled Fund		295,518
Mutual funds		
*Diversified Investment Advisors Stock Index Fund		261,745
*Diversified Investment Advisors Mid-Cap Value Fund		59,816
American Funds EuroPacific Growth Fund		147,564
Lord Abbett Funds Small-Cap Value A Fund		63,914
Nations Bank Columbia Life Goal Balanced Growth Fund Z		126,083
Nations Bank Columbia Life Goal Growth Fund		281,982
Nations Bank Columbia High Income		9,911
Nations Bank Columbia Large Cap Enhanced Core Fund Z		259,666
Nations Bank Columbia Mid Cap Index Fund		168,183
Nations Bank Columbia Life Goal Income & Growth Fund Z		22,896
Pimco Funds Total Return Fund		78,774
American Century Funds American Century Vista Investment Fund		26,544
American Century Funds American Century Real Estate Fund		32,190
American Funds American Mutual Fund R-4		49,443
American Funds American AMCAP Fund R-4		31,433
*Participant notes receivables, 7.50% to 8.25%		3,133
Total		$1,987,138

*Represents a party-in-interest.

(a) Cost information omitted for investments that are fully participant directed.

Midas Retirement Savings Plan for Hourly Employees
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2007

2006 Participant contributions transferred late to Plan in 2007	Total that constitutes non-exempt prohibited transactions
$3,636	$3,636

Grant Thornton

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

We have issued our report dated July 10, 2008, with respect to the financial statements and supplemental information of Midas Retirement Savings Plan for Hourly Employees on Form 11-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said report in the Registration Statement of Midas Inc. on Form S-8 (File No. 333-42196, effective July 25, 2000).

Grant Thornton LLP

Chicago, Illinois
July 10, 2008

END